UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)


Aztar Corporation
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

054802103
(CUSIP Number)


April 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1. NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Franklin Resources, Inc. (13-2670991)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) (b) X

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5. SOLE VOTING POWER

            (See Item 4)

      6. SHARED VOTING POWER

            0

      7. SOLE DISPOSITIVE POWER

            (See Item 4)

      8. SHARED DISPOSITIVE POWER

            0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,579,700

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.3%

12. TYPE OF REPORTING PERSON

      HC  (See Item 4)



1. NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Charles B. Johnson


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) (b) X

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5. SOLE VOTING POWER

            (See Item 4)

      6. SHARED VOTING POWER

            0

      7. SOLE DISPOSITIVE POWER

            (See Item 4)

      8. SHARED DISPOSITIVE POWER

            0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,579,700

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.3%

12. TYPE OF REPORTING PERSON

      HC  (See Item 4)




1. NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Rupert H. Johnson, Jr.


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) (b) X

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5. SOLE VOTING POWER

            (See Item 4)

      6. SHARED VOTING POWER

            0

      7. SOLE DISPOSITIVE POWER

            (See Item 4)

      8. SHARED DISPOSITIVE POWER

            0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,579,700

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.3%

12. TYPE OF REPORTING PERSON

      HC  (See Item 4)




1. NAME OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Franklin Advisory Services, LLC


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) (b) X

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5. SOLE VOTING POWER

            3,573,300 (See Item 4)

6. SHARED VOTING POWER

0

7. SOLE DISPOSITIVE POWER

            3,579,700 (See Item 4)

      8. SHARED DISPOSITIVE POWER

      0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,579,700

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.3%

12. TYPE OF REPORTING PERSON

      IA


Item 1.
(a)  Name of Issuer:

     Aztar Corporation

(b) Address of Issuer's Principal Executive Offices:

     2390 East Camelback Road
     Suite 400
     Phoenix, AZ  85016

Item 2.
(a)  Name of Person Filing:

     (i):   Franklin Resources, Inc.
     (ii):  Charles B. Johnson
     (iii): Rupert H. Johnson, Jr.
     (iv):  Franklin Advisory Services, LLC

(b) Address of Principal Business Office or, if None, Residence:

     (i), (ii), (iii):
     One Franklin Parkway
     San Mateo, CA  94403-1906

     (iv):
     One Parker Plaza, 9th Floor
     Fort Lee, NJ  07024

(c) Citizenship:

     (i): Delaware
     (ii) and (iii): USA (iv): Delaware

(d) Title of Class of Securities:

     Common Stock, par value $.01

(e) CUSIP Number:

     054802103




Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8). (e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E); (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F); (g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G); (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) [ ] Group, in accordance with 240.13d-1 (b)(1)(ii)(J).


Item 4.  Ownership

The securities reported on herein are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries, including any such subsidiary(ies) identified pursuant to Item 7 below, (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the beneficial owners of the securities covered by this statement.

Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC ("FMA"), formerly Franklin Mutual Advisers, Inc., an indirect wholly owned investment advisory subsidiary of FRI, are exercised independently from FRI and from all other investment advisory subsidiaries of FRI (FRI, its affiliates and investment advisory subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. FRI, the Principal Shareholders and each of the Adviser Subsidiaries disclaim any economic interest or beneficial ownership in any of the securities covered by this statement.

FRI, the Principal Shareholders, and each of the Adviser Subsidiaries are of the view that they are not acting as a "group" for purposes of Section 13(d) of the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

   (a) Amount Beneficially Owned:

       3,579,700

   (b) Percent of Class:

       10.3%

   (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote

         Franklin Resources, Inc.:                      0
         Charles B. Johnson:                            0
         Rupert H. Johnson, Jr.:                        0
         Franklin Advisory Services, LLC:               3,573,300

    (ii) Shared power to vote or to direct the vote

   0

   (iii) Sole power to dispose or to direct the disposition of

         Franklin Resources, Inc.:                      0
         Charles B. Johnson:                            0
         Rupert H. Johnson, Jr.:                        0
         Franklin Advisory Services, LLC:               3,579,700

    (iv) Shared power to dispose or to direct the disposition of

           0

Item 5. Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

        Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

The clients of the Adviser Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, such securities reported on in this statement. Franklin Balance Sheet Investment Fund, a series of Franklin Value Investors Trust, a company registered under the Investment Company Act of 1940, has an interest in more than 5% of the class of securities reported on herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
Person

         Franklin Advisory Services, LLC        Item 3 classification: 3(e)
           (See also Item 4)

Item 8.  Identification and Classification of Members of the Group

         Not Applicable (See also Item 4)

Item 9.  Notice of Dissolution of Group

         Not Applicable


Item 10. Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisory Services, LLC




By: /s/BARBARA J. GREEN
    -------------------
    Barbara J. Green
    Vice President, Deputy General Counsel,
    and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

Secretary of Franklin/Templeton Distributors, Inc., the Managing Member of Franklin Advisory Services, LLC








EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on May 9, 2005.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisory Services, LLC




By: /s/BARBARA J. GREEN
    -------------------
    Barbara J. Green
    Vice President, Deputy General Counsel,
    and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

Secretary of Franklin/Templeton Distributors, Inc., the Managing Member of Franklin Advisory Services, LLC


EXHIBIT B

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: 9-11-03           /s/Charles B. Johnson
      -------           ---------------------
 Charles B. Johnson

POWER OF ATTORNEY

RUPERT H. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: Sept 4, 2003      /s/Rupert H. Johnson, Jr.
      ------------      -------------------------
                                Rupert H. Johnson